PART II

OFFERING MEMORANDUM DATED December 9, 2022



SUPERLINK

Superlink America, Inc.

3675 Crestwood Parkway Suite 400
Duluth, GA 30096

www.superlinkamerica.com
Up to $5,000,000 of Convertible Notes

Minimum Investment Amount: $500

Superlink America, Inc. ("Superlink America," "Superlink," "the company," "we," or "us"), is offering up to $5,000,000 worth of Convertible Notes. The minimum target amount under this Regulation CF offering is $500,000 (the "Target Amount"). The company must reach its Target Amount of $500,000 by February 28, 2023. Unless the company raises at least the Target Amount of $500,000 under the Regulation CF offering by February 28, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS	7
RISK FACTORS	14
DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES	26
ADVISORY BOARD	26
OWNERSHIP AND CAPITAL STRUCTURE	30
USE OF PROCEEDS	31
FINANCIAL DISCUSSION	31
RELATED PARTY TRANSACTIONS	33
RECENT OFFERINGS OF SECURITIES	33
SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY	34
DILUTION	38
REGULATORY INFORMATION	41
INVESTMENT PROCESS	41

THE COMPANY AND ITS BUSINESS

Overview

Superlink is an engineering and manufacturing company incorporated in the State of Georgia on July 29, 2019. Superlink is registered to conduct business in the State of Georgia under the name Superlink America, Inc. The Company is currently pre-revenue and pre-operations pending a successful offering and factory setup.

Superlink America, Inc. aims to be a supplier of one-touch rebar couplers used in the construction field. In addition, the company plans to develop and engineer additional products in the future through its team of Research and Development experts.

With the successful outcome of this offering, the company aims to develop the *Super Coupler 2 (SC2 or SC2-US)*, a one-touch rebar connector to replace the current traditional style screw-type rebar couplers used in building construction.

Rebar couplers are the joints that connect rebars, which are used in the construction of: High-rise structures, commercial buildings, bridges, tunnels, subways, and dams. They are also used to reinforce existing buildings that require maintenance. Areas prone to natural disasters, such as earthquakes, would also require extra reinforcement when constructing buildings.

Superlink America's flagship product has no threads, removing the need to thread the rebars that connect to the couplers, completely getting rid of a large portion of the logistics, travel, machinery, extra accessories, construction time, and skilled labor related to the threading and coupler installation process. The product does not require bolt shearing, extra tools, or grout like its competitors and is also designed to better resist earthquakes (see product design & technical details for more information).

The first version of our flagship product (referred to "SC1" or "SC1-KR") was patented in South Korea in 2016 by our co-founder Hyung Sik Kim. It won the Bronze Award in the Seoul International Invention Exhibition in 2015 while it was patent pending. Prototypes and finished products exist for SC1-KR and have already passed related strength tests required for market use in South Korea.

Superlink America, Inc was formed July 29, 2019 with co-founders Seung Ho Cha, Hyung Sik Kim, and Nan Hee ("Nicole") Cha. An upgraded mechanism to add to the product was filed for patent pending on July 8, 2021 under Seung Ho Cha. This improved version of the product will be referred to as "SC2" or "SC2-US." The Company now seeks to raise funds to establish a factory in Georgia or West Virginia, USA to manufacture SC2-US. A portion of funds will go towards starting equipment to create updated prototypes and samples with the SC2-US technology, as well as adhering to the testing requirements in the United States.

Management Changes & Company Organization

After the current funding phase has ended, the Company plans to hire new employees and make appropriate adjustments to the company organization depending on the funding amount raised.

Changes/Plans for Existing Management:

- Co-Founder Seung Ho Cha plans to remain as Chief Executive Officer (CEO) and Board Chairman.
- Co-Founder Hyung Sik Kim plans to move to the US and work for Superlink America full-time after the funding phases have ended. Once he receives a work visa, it is planned for him to be a R&D Director for the company.
- Co-Founder Nicole Cha plans to remain a director for Superlink America. There may be a chance that she doubles as a C-Suite executive, pending future Board or shareholder meetings.

Potential New Management

- The Company may hire a qualifying Chief Operating Officer (COO) that could manage the daily operations of the Company closer to the date that operations will begin. The date of hire may change depending on the amount raised in the current funding round and any following rounds.
- The Company may hire a qualifying Chief Financial Officer that could manage the daily finances of the Company. The date of hire may change depending on the amount raised in the current funding round and any following rounds.
- More directors may join the Board of Directors in the future.

Officer Compensation

Currently, officers are not being paid a salary due to them also being co-founders and the Company being in a pre-operational state. A portion of funding proceeds may be used to start paying salaries depending on the amount raised. The exact compensation package can be detailed and voted upon by the Board as needed, over time. We hope and expect to eventually pay a competitive compensation package based on comparable salaries in Atlanta, GA. We are also planning on providing potential equity incentives and/or bonuses dependent on job performance, if possible.

The Market

Global

We believe that the North American rebar market is poised to grow post COVID-19. We note the following:

- According to Markets Reports World's The "Rebar Coupler Market" 2022-2029 Report "China held the largest share in the global market, its revenue of global market exceeds 32% in 2018. The next is North America."

- According to the Rebar Coupler Market - Global Industry Analysis, Size, Share, Growth, Trends, and Forecast 2018 – 2026 by Transparency Market Research in 2021, "The rebar coupler market in North America is projected to witness significant growth in the near future."

- According to DATAINTELO's Rebar Splice Market Report | Global Forecast From 2022 To 2030, "[t]he market in North America is expected to be the largest in terms of revenue generation during the forecast period (2022-2030)."

In addition, according to Markets & Markets' March 2020 Report, the global steel rebar market has a CAGR 4.4% (2020-2025) of with a market size of $246.3 Billion. After business is stable in North America, Superlink plans to expand and have branches worldwide to access the international market size.

United States

According to Grandviewresearch's Dec 2021 Report, the US steel rebar market has a CAGR 5.5% (2022-2030), with a market size of $6.1 Billion in 2022 growing to $9.3 Billion in 2030. In addition, the U.S. Census Bureau stated that total construction spending was approximately $1.6 Trillion in 2021, and in November 2021, the $1.2 Trillion Infrastructure Investment and Jobs Act was signed, focusing on "rebuilding the country by investing in infrastructure such as bridges, roads, airports, communication, and water supply." The state level governments have been investing in the construction sector as well, with Michigan for example, signing a $4.7 Billion investment towards infrastructure development in March 2022 for fixing bridges, roads, and dams.

The US government maintains a federal list and a list for each state with approved companies, which is based on meeting certain product testing and due diligence criteria. Superlink is working to receive approval for those lists. A focus will be placed on obtaining government contracts as well as construction projects obtaining funding from the government. In this way, even if the US goes through another economic recession post-COVID, there will be an increased level of security and incoming work. Investing in the construction industry and infrastructure is seen as a method to reinvigorate the nation's economy and to provide jobs in the public sector. Due to this mindset, Superlink believes that it can survive and grow even amidst upcoming years of recession.

Industry Trends

We believe that there are several industry trends that may impact our product and the need for the product. According to McKinsey on the construction sector in March 2022, improving construction work productivity, focusing on efficiency across the chain, and reducing labor content required per job could help resolve skilled worker shortages and labor expenses plaguing the construction industry in the US. If so, our Super Coupler fits this progressive mindset to improve the construction industry. Our product removes entire sections of logistics by being non-threaded, which would improve efficiency across the chain. Complications due to damaged threads, extra machinery and accessories required for the usage of threads, and extra skilled labor required for such work would all no longer be issues. By also making the work easier, less skilled labor or training would be required, making it easier to hire construction workers across the chain. Superlink aims to help improve the state of the industry and be a part of the necessary upgrades for the sector.

The Product

SC1-KR (First version released in Korea)

 

SC1-KR was patented in South Korea in 2016 by our co-founder Hyung Sik Kim and won the Bronze Award in the Seoul International Invention Exhibition in 2015 while patent pending. Prototypes and finished products already exist for SC1-KR and have already passed related strength tests required for market use in South Korea. We believe having management members with the history and experience of the prior version of the product, which already passed South Korean product tests and received an award from a recognized organization, strengthens our current offering.

 

To pass the coupler strength test, the rebar itself must break first before the coupler, as shown above.

A key feature of the product is the "one-touch" aspect, which refers to the coupler being non-threaded and having a simpler installation process than threaded, grout-type, or MBT-type competitors. The installation requires pushing the rebar into the product without additional tools or machinery.

Superlink America does not plan to manufacture, market, or sell SC1-KR now that an upgraded version, SC2-US, is patent pending.

SC2-US (Upgraded US version)



The SC2-US provides the following upgrades compared to SC1-KR:
1. Less parts required
2. Updated design which allows for probing holes (for Quality Assurance) and for concrete or cement paste to move in and out of the coupler.
   a. Filling the inside of the product with material (in this case, concrete or cement paste) reduces trapped air bubbles, increasing the overall strength post-construction when events, such as

earthquakes or natural disasters, may apply increased force or pressure upon the structure. Detailed testing has already been done to showcase this theory (of reducing air bubbles with material for greater earthquake resistance) through the grout coupler that already exists in the market. The Mountain-Plains Consortium, an organization of universities sponsored by the US Department of Transportation, released an evaluation of grouted couplers used in precast reinforced concrete bridge piers in April 2017. In this detailed report, the couplers were tested for usability in moderate to high seismic regions to determine their success under earthquakes and high amounts of stresses and deformation. The results were successful and satisfied the code regulations.

3. Improved, patent-pending "locking" mechanism

The "one-touch" aspect, in which the coupler is non-threaded and installation requires pushing the rebar into the product without additional tools or machinery, remains from SC1-KR and has not changed.

Customers

Our target customers are the federal and state governments, building material suppliers, and construction companies.   We source our customers through four main channels: building material supply associations, construction associations, individual wholesalers and retailers, and the government.

Suppliers

Our company is still in the developmental stage. We plan on building partnerships and strategic relationships with several global companies.

Employees

The company has 3 founders and no other employees.

Regulation

Business registrations and permits, including those for other states if any, will be obtained after the funding phase and before operations. Superlink is required to register with the local city hall instead of the county. No other licenses or permits apply for the State of Georgia, except for potential building permits required for factory renovations, if any. Further permits may be necessary depending on the location of the future factory if located in a different state or municipality.

An evaluation and inspection is required of the manufacturing location and of the new product. Product testing shall be done by an ISO17025 accredited laboratory and/or accredited laboratories approved by government Department of Transportation (DOT) entities. Superlink America plans to obtain the evaluation, inspection, and product testing from ICC Evaluation Services once the factory is ready.

Thread and related torque regulations may still officially apply in the US for non-threaded couplers. However, physically, threads will not be used in our product, thus, rules specifically for threaded products may technically not apply. If other regulations are considered for non-threaded competitors, Superlink America plans to comply and obtain professional services after the funding phase to make sure all applicable regulations have been accounted for prior to operations.

Some organizations, groups, or government entities may have their own application process to be part of their approved list of products & manufacturers. If so, there may be additional paperwork or internal certifications required to be listed and gain access to that client base.

Intellectual Property

SC2-US is currently patent pending (U.S. Patent Application No. # 17/370,915), filed on July 8, 2021. The patent was reviewed and filed by intellectual property attorneys Hauptman Ham, LLP.

Co-founder Hyung Sik Kim currently has the IP for SC1-KR and will be bringing his expertise and knowledge to Superlink America for the development of SC2-US. The SC1-KR product itself will not be manufactured or sold by Superlink in lieu of the upgraded SC2-US, and a more formal IP agreement will be made after the offering.

SC1-KR has 3 related patents for its design & technology in South Korea:

Patent #: 10-1643846
Filing Date: 05/22/2015
Registration Date: 7/22/2016

Patent #: 10-1683143
Filing Date: 05/04/2016
Registration Date: 11/30/2016

Patent #: 10-1683146
Filing Date: 05/04/2016
Registration Date: 11/30/2016

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

Superlink does not own any physical property at this time, however we do plan on purchasing property, such as a factory lease and starting equipment, with a portion of the proceeds.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is pre-operations and pre-revenue.

The company was formed in Georgia in 2019. Operations will not officially begin until after the factory and at least one assembly line has been set up. Further there will be not any revenue, if at all, until operations begin. This means that the company does not have an operating history and any related risks to investing into a company without an operating history should be taken into consideration, including that there is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The company's industry has high startup costs -- a significant barrier to entry.

There are high startup costs to establish a manufacturing company in the US, which include the need for a factory and at least one assembly line before operations can begin. If the company cannot raise enough money, it will be unable to execute its business plan.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering up to $5,000,000 in Convertible Notes in this offering, with a Target Offering Amount of $500,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

[The auditor included a "going concern" note in its audit report.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.]

Our technology is not yet fully-developed, and there is no guarantee that we will successfully develop our technology.

Superlink is developing complex technology that will require significant technical and regulatory expertise to develop and commercialize. There could be issues that arise in various stages – including in product testing (such as the failure of the product, requirement for ongoing design changes, etc.) or during the manufacturing stage in the evaluation and inspection of the factory (e.g., cost issues, receiving the required permits, etc.). If we are unable to successfully develop and commercialize our technology and products or to do so in a timely manner, it will significantly affect our viability as a company.

The company currently is focused on one primary product.

The company's primary product is currently the Super Coupler. At this point, our success will depend on our ability to develop, manufacture and market that product. Further we believe there is a need for our product based on our research of that market, this research may prove to be incorrect or there may be macro-economic changes that may negatively impact our ability to succeed. For example, we believe that there is a potential increase in construction due to the US government's infrastructure budget and if that budget, and is reduced, it could have a negative impact on our prospects.

Superlink operates in a highly competitive market.

The company intends to sell its products in the construction industry. The construction industry is a highly competitive market and we will compete with traditional products and solutions as well as new products and solutions of large and small companies, including global competitors.

We may implement new products or lines of business.

As an early-stage company, we may implement new products or lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The construction industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our solutions do not perform as expected. For instance, we may be liable for issues related to faulty construction even if we are not involved in the planning or design of buildings. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future solutions and products, which could have a material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our failure to obtain and then maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position may depend in part upon our ability to obtain and then maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

- pay substantial damages;
- cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
- expend significant resources to develop or acquire non-infringing intellectual property;
- discontinue processes incorporating infringing technology; or
- obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company's insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company's insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company's financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

We are dependent on Seung Ho Cha, our Chief Executive Officer and our Co-Founder Hyung Sik Kim. Mr. Kim was involved in the development of the prototype of our product and of its predecessor product in South Korea, where he is currently based. We intend that Mr. Kim will move to the United States to work full-time; however, he has yet to apply for and/or receive the necessary clearances, if he is unable to do so he may need to work remotely. The loss of any of them, or any member of the board of directors or executive officer, or Mr. Kim's inability to work locally in the United States, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Information posted may be reluctant to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We operate in a regulatory environment that is evolving and uncertain.

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local, and international governmental authorities. These laws and regulations are subject to change.

Risks Related to the Securities

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock.

As a result of the Class B Common Stock that he holds, Seung Ho Cha, our founder, Chief Executive Officer and Chairman of the Board, will be able to exercise voting rights with respect to an aggregate 20,000,000 shares of Class B Common Stock and currently holds over 80% of the voting power based on the outstanding capital stock at this time. As a result, Mr. Cha has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. There is no assurance that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Convertible Note hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

The Convertible Notes generally convert into Preferred Stock; however, not all the terms are currently defined.

The convertible notes generally convert in two conditions: (i) in a qualified equity financing (a financing using preferred shares with gross proceeds over $20 million) or (ii) at the maturity date. If there is a qualified equity financing, the notes will convert into a yet to-be-determined class of preferred stock sold in that financing. The notes will convert at a discount of 40% or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $80 million valuation cap, so you should not view the $80 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If the notes convert at maturity, they will convert based on the valuation cap and will convert into non-voting preferred shares with a liquidation preference at least equal to the conversion price and will be paid dividends ahead of the holders of Common Stock. The other terms of the security have yet to be defined. Since the company has "blank checked" preferred shares; for those terms, the board of directors in its sole discretion can create the rights and preferences of those securities, or lack thereof, without any other input. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes, but rather the interest amount will be added to the principal and be used to determine the number of shares you will receive at conversion.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Convertible Notes are convertible.

We may have a concurrent Regulation D offering.

In addition to raising money in this offering, we may have a concurrent offering under Rule 506(c) of Regulation D to accredited investors. If securities sold in that offering are on more favorable terms than we are offering you in this offering, then the value of your future shares in the company may be diluted.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

COVID-19 can materially impact our business.

As the novel coronavirus (or "COVID-19") continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered. The pandemic has created issues with shipping that have slowed down our supply chain. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Preferred Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Preferred Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Appointed	Approx. hours per week (if not full time)
Executive Officers:			
Seung Ho Cha	Co-Founder Chief Executive Officer (CEO)	7/29/2019	Full Time
Nan Hee Cha	Co-Founder	Co-Founder appointed on 08/1/2019. Director & Board Secretary appointed on 06/13/2022	Full Time
Directors:			
Seung Ho Cha	Board Chairman	7/29/2019	Full Time
Nan Hee Cha	Director, Board Secretary	06/13/2022	Full Time
Significant Employee:			
Hyung Sik Kim	Co-Founder	Appointed 08/1/2019	Part Time

Seung Ho Cha (Co-Founder, Chairman & CEO)

Seung Ho Cha has a total of 30 years of executive experience in finance, accounting, & sales, and a total of 10 years in a director level position in the Construction & Building Materials sector. He is the patent owner of the 2nd version of the Super Coupler in the US (SC2-US). He served as the Chief of General Affairs & Head of Finance for Young Poong Can Co. for 6 years (1988-1994), where he oversaw over 600 employees along with the company's finances. He was then the co-founder and director of Young Shin Development Co. in South Korea, a human resource outsourcing company, for 3 years (1994-1997). After moving to the US, he has continued to work in both the finance and construction sectors and aims to apply his knowledge and experience towards the success of Superlink America, Inc.

During the last three years, Seung Ho Cha has focused on Superlink America since 2019 as the co-founder and CEO. His role consisted of focusing on the business's big picture goals and roadmap, along with product direction and navigating the company through the COVID-19 pandemic. He was also responsible for networking and fundraising for family & friends rounds, being the main source of contact for all Korean-speaking partners and business connections, and obtaining the US patent for SC2-US.

Hyung Sik Kim (Co-Founder)

Hyung Sik Kim has 20 years of experience as an intellectual property specialist for engineering products. He is the patent owner of the 1st version of the Super Coupler in South Korea (SC1-KR). He is also the adjunct professor at Dongmyung University in South Korea, lecturing on intellectual property and entrepreneurship. He graduated from Busan National University, College of Engineering, with a BS in Electrical Engineering in 2000. Mr. Kim is currently studying to obtain a second degree in Global Business Administration at Hanyang Cyber University. In addition, he is a teacher at the Korean Invention Promotion Association and an external director at CoAsia.

Hyung Sik Kim's background includes the following positions:

- 2019 – present: Co-founder of Superlink America. Role is to provide insight, experience with SC1-KR and its patents, and engineering and intellectual property expertise. Will aid with future R&D once becoming full time.
- 2017 - 2019: CEO of Superlink (South Korean company) - focusing on the development, management, and roadmap of SC1-KR.
- 2016 - Present: External director at CoAsia in charge of specialized training and professional education for intellectual property
- 2015 - Present: Teacher at the Korea Invention Promotion Association, teaching courses on intellectual property, entrepreneurship, and education.
- 2014 - Present: Adjunct professor at Dongmyung University, lecturing on intellectual property rights, youth entrepreneurship, startup marketing, and small capital startup.

Nan Hee Cha (Co-Founder, Director & Board Secretary)

Nan Hee Cha successfully interpreted and wrote the patent papers for the SC2-US flagship product for Superlink America. She has also put on multiple hats, providing research & analysis of the market, product, & competition, as well as creating corporate documents and pitch deck materials. She graduated from Emory University with a BA in Philosophy. She then obtained 3 nanodegrees from Udacity, founded by Stanford University professor Dr. Sebastian Thrun, PhD, for Deep Learning, Artificial Intelligence, and AI Programming with Python.

Nan Hee Cha has focused on Superlink America since 2019 as the co-founder. Her role consisted of market and product research, competitive analysis, creation of pitch deck materials and business-related documents, administration, and being the primary point of contact for all English-speaking partners and business connections. She has created and managed the company website and also interpreted and written the patent papers for SC2-US.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of the date of this Offering Memorandum:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Seung Ho Cha	20,000,000 of Restricted Class B Voting Shares	84.67%*

*See, the common shares held by Mr. Cha have five votes per share, see "Securities Being Offered and the Rights of Securities of the Company -- Common Stock"

The following table describes our capital structure as of the date of this Offering Memorandum:

Class of Equity	Authorized Limit*	Issued and Outstanding
Restricted Class A Common Stock	10,000,000	10,000,000
Restricted Class B Common Stock	20,000,000	20,000,000
Class C Common Stock	20,000,000	8,100,000

In addition, the company has 50,000,000 shares set aside as "blank check" preferred, see "The Securities Being Offered – Preferred Stock" below.

*   The company has not adopted an employee incentive plan but anticipates setting aside shares for employees.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

	Min. Raised (Target Amount)	40% Raised	70% Raised	Max. Raised
Gross Proceeds	$500,000	$2,000,000	$3,500,000	$5,000,000
Est. offering fees & expenses	$98,000	$218,000	$338,000	$458,000
Net Proceeds	$402,000	$1,782,000	$3,162,000	$4,542,000
Production Line: Machinery, Equipment	-	$380,000	$1,200,000	$2,330,000 (1 full assembly line)
Commodity & Subsidiary Materials	$35,000 (Sample Outsourcing)	$100,000	$300,000	$500,000
Factory Equipment	-	$130,000	$130,000	$130,000
Product Testing & Marketing	$10,000	$100,000	$100,000	$100,000
Salary	$232,000	$494,000	$750,000	$910,000
Office & Factory Lease	$75,000 (Office Only)	$220,000	$220,000	$220,000
General Administration	$40,000	$200,000	$270,000	$300,000
Reserve	$10,000	$158,000	$192,000	$52,000
Total Net Use of Proceeds	$402,000	$1,782,000	$3,162,000	$4,542,000

See "Financial Discussion – Plan of Operations and Milestones" below for more details.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Michael T. Studer CPA P.C.. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2022 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial audit of those statements.

The company was organized on July 29, 2019 under the laws of Georgia. The financial statements were prepared as of July 29, 2019 (inception), at that point the company had not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital.

Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The company did not have any operations in 2020. For the fiscal year ended December 31, 2021, the company had $28,068 in operating expenses related to professional and consulting fees and other general and administrative expenses.

Plan of Operations and Milestones

Last 12 Months:

- 7/2/2021 - US Patent Pending for Super Coupler (SC2-US)
- 7/1/2022 - Raised a total of $31,000 in family & friends rounds 1-4 (Q2 2021 - Q2 2022).
- 7/1/2022 - Signed Agreement with Hillstory Marketing for marketing and business development services
- 7/8/2022 - PCT (International) Patent Pending for Super Coupler (SC2-US)
- 7/20/2022 - Signed Agreement with Koretransfer Transfer Agency for Transfer Agent services
- 7/29/2022 - Signed Agreement with Justly Markets LLC for Reg CF broker-dealer services
- 8/11/2022 - Signed Escrow Agreement with Wilmington Trust and Justly Markets LLC

Next 12 Months:

- Expected to complete Reg CF raise by February 28, 2023
- Within 8 months after the Reg CF Closing Date, we expect to start a Reg D or similar raise.
- Depending on the amount raised, it is planned that:
    - o At the very minimum, obtain initial equipment for product testing & sampling, factory lease, and funds to cover costs for the current and subsequent raises.
    - o Ideally, we obtain enough funds within the year to establish at least 1 assembly line, obtain the factory lease, cover costs for raises, provide initial salary for employees, and complete product testing & samples.
- It is planned that after the current offering, Hyung Sik Kim and any essential engineers working with him would be moving to the US to work with Superlink America, Inc.
- Initial marketing is planned after product samples are created and testing is complete.
- Work with our marketing and business development advisors to establish a strategy and schedule depending on the amount raised, including contacting government entities to join their list of approved companies and products for future government contracts.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company."

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

The company had approximately $3,932 cash on hand as December 31, 2021. Currently, we estimate our burn rate (net cash out) to be on average $1,500 per month.

Indebtedness

None.

TRENDS AND COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

As of July 2022, the Company had loans payable to related parties to our CEO aggregating $15,000 payable to the Company's chief executive officer's son ($10,000), his wife ($3,000) and Superlink International, LLC, an entity controlled by him ($2,000). These loans were repaid with equity in July 2022. See "Recent Offerings of Securities" below.

RECENT OFFERINGS OF SECURITIES

Since we have made the following issuances of securities:

- In July 2022, we issued 20,000,000 shares of Restricted Class B Common Stock to our CEO and 10,000,000 shares of Restricted Class A Common Stock (5,000,000 each to our other two co-founders) in reliance on Section 4(a)(2) of the Securities Act, for nominal consideration. The proceeds of this offering were used for general business purposes.
- In July 2022, we issued 8,100,000 shares of Class C Common Stock to early investors of the Company in reliance on Section 4(a)(2) of the Securities Act, in consideration for cancellation of approximately $31,000 in debt. The debt was used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock and the convertible note. This summary reflects Superlink's Articles of Incorporation, as amended, and the Convertible Notes and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation, as amended, its Bylaws, and Convertible Notes. For a complete description of the   company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of the Georgia Business Corporation Code and for a complete description of the Convertible Notes, please refer to the Convertible Notes.

Securities Being Offered

The Convertible Notes sold in this offering will convert into shares of non-voting Preferred Stock at the earlier of a "qualified equity financing" (which is a Preferred Stock financing with proceeds in excess of $20 million) at the maturity date, which is 18 months after the final closing of shares issued in this Offering.

 The price at which the Convertibles Notes sold in this offering will convert will be:

- At a discount of 40% to the price in the qualified equity financing, subject to a Valuation Cap Price, if the conversion takes place pursuant to a qualified equity financing; or

- The Valuation Cap Price, if the conversion takes place at maturity; however, if the Company believes the Valuation Cap is too high, in its sole discretion the board of directors (either by itself or using a third party) may set the fair market value, and therefore the price, to a lower amount.

The "Valuation Cap Price" is $80 million divided by the aggregate number of outstanding common shares of the Company (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as of maturity date or as of immediately prior to the initial closing of the Qualified Financing, as applicable. The Convertible Notes accrue interest at 6% per year.

The Convertible Notes can be modified by a written consent of the holders of a majority of interest in the notes.

The Company may also offer securities in a concurrent Regulation D offering.

Other Securities of the Company

General

The company amended its certificate in July 2022. The company's amended and restated articles of The Company's authorized securities consist of 100,000,000 shares with par value of $0.0001. The company has three class of "Common Stock" and has designated the number of shares per class as follows:

- 10,000,000 shares of Restricted Class A Common Stock
- 20,000,000 shares of Restricted Class B Common Stock
- 20,000,000 shares of Class C Common Stock

In addition, the company has authorized 50,000,000 shares of Preferred Stock

As of the date of this Offering Memorandum, there are 10,000,000 shares of Restricted Class A Common Stock   , 20,000,000 Restricted Class B Common Stock and 8,100,000 Class C Common Stock outstanding. For this offering, the company is offering convertible notes.

Common Stock

Other than the described below "Restricted Terms", the Restricted Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Restricted Class A Common Stock and Class C Common Stock; except that the holders of our Class B Common Stock are entitled to 5 votes per share and the holders of our Class A Common Stock and Class C Common Stock are entitled to one vote per share.

Dividend Rights
Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Holders of our Class B Common Stock are entitled to 5 votes per share and the holders of our Class A Common Stock and our Class C Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Restricted Terms

Restricted Class A Common Stock and Restricted Class B Common Stock (collectively, the "Restricted Common Stock") are subject to a vesting schedule, in which if the shareholder leaves the company before the stock is fully vested, the company has the right to buy back the unvested shares at the lower of cost or the then fair market value. See "Founder's Agreement" below.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Preferred Stock

Our Board is authorized, without shareholder approval, to establish out of our authorized 50,000,000 shares of preferred stock, one to more series of preferred stock, having such relative rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, as our Board shall determine without further vote or action by the shareholders.

Founder's Agreement

On July 20, 2022, Seung Ho Cha, Nan Hee Cha, and Hyung Sik Kim (collectively, the "Founders") entered into a Founder's Agreement. This agreement includes confidentiality and non-compete restrictions for the Founders and covers the issuance of the Restricted Common Stock to them. 20% of the Restricted Common Stock vests on July 20, 2023, and vests for the next four years, 1/60 each month thereafter.

What it Means to be a Minority Holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the valuation cap

The Company determined the valuation cap by assessing the financial projections of the Company and calculating how many assembly lines could be obtained with the funds raised. Then the estimated revenues from products sold within the production limits of each assembly line were taken into consideration. Additional factors that may arise during that time, such as the increase in assets, patents, client contracts, and letters of intent to do business with the Company, could also affect the value. The Company believes that a valuation cap of $80M is reasonable considering these factors, with the intent for the valuation cap to act as a buffer for early investors in case of a high company valuation during a qualified equity round.

If the notes convert at maturity and the Company believes the valuation cap (and therefore the conversion price is too high), the Company in its sole discretion may determine that the conversion price be reduced to equal the per share price of Equity Price at the Maturity Date with a discount of 40%. The "Equity Price" is the price per share equal to the fair market value of the Common Stock immediately prior to the Maturity Date, as determined in good faith by the Company's board of directors and only taking into effect outstanding equity. In its sole discretion the Company's board of directors may decide to use a third party to assess the Equity Price.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's investor page at https://www.superlinkamerica.com/annualreports/.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Notice for Investors

1.   Investors may cancel an investment commitment until 48 hours prior to the end of the offering period.

2.   Justly Markets LLC will notify investors when the target offering amount has been met.

3.   If the Company reaches the Target Amount prior to the end of the offering period, the Company may close the offering early, including through rolling closings where the offering would continue, if it provides notice about the new offering period at least five business days prior to such new offering period (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment);

4.   If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment; and

5.   If there is a material change made to the offering, and an investor does not reconfirm his or her investment commitment after the material change, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Updates: Information regarding updates to the offering and to subscribe can be found here,

https://investjustly.com/superlink

Justly Markets LLC Investment Process

The Issuer has engaged JUSTLY Markets LLC, member FINRA/SIPC ("JUSTLY"), to act as the broker-dealer of record in connection with their offering.

The Issuer intends to market the shares in this Offering both through online and offline means. The Form C will be available to prospective investors via online 24 hours per day, 7 days per week on a landing page.

To invest in the offering, the investor will need to visit https://investjustly.com/superlink and provide personal and financial information that will enable the firm to meet its regulatory requirements, ("Know Your Customer and Anti Money Laundering"), to verify the client's identity and suitability qualification. The investor will also be asked to provide payment information to facilitate the payment of the investment.

The investor will only be able to invest in Reg CF offerings to the extent permitted under the regulation and after a suitability review conducted by the firm. Limitations based on the investor's annual income and net worth apply to non-accredited investors.

The Company is generally required to file annual reports, referred to as Form C-AR with the SEC and post them on its own website within 120 days after the end of the fiscal year. The annual report will typically include: 1.) Updated financial statements certified by the principal executive officer of the Issuer or reviewed or audited, if available; and 2.) updated disclosures about the Company's financial condition.

The Company's reporting obligation with the annual reports ends on the earlier of the following:

1.   The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2.   The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.

3.   The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.

4.   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities: or

5.   The Company liquidates or dissolves its business in accordance with state law.

The investor has up to 48 hours prior to the end of the offering period to cancel their investment commitment for any reason. However, once the offering period is within 48 hours of ending, they will not be able to cancel for any reason even if they make the commitment during this period. 24

Investor details and data are kept confidential and not disclosed to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and coordinate with third party providers to ensure adequate review and compliance.

Superlink America, Inc.

Audit Report and
Financial Statements for Years Ending:

December 31, 2020
December 31, 2021

Index

Audit Report	**F-3**
Balance Sheets	**F-4**
Statements of Operations	**F-5**
Statements of Cash Flows	**F-6**
Statements of Stockholders' Equity	**F-7**
Notes to Financial Statements	**F-8**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Superlink America, Inc.

<u>Opinion on the Financial Statements</u>

We have audited the accompanying balance sheets of Superlink America, Inc. (the "Company") as of December 31, 2021 and 2020 and the related statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Superlink America, Inc. as of December 31, 2021 and 2020 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

<u>Explanatory Paragraph – Going Concern</u>

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

<u>Critical Audit Matters</u>

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York
November 23, 2022

We have served as the Company's auditor since 2022.


SUPERLINK AMERICA, INC.
BALANCE SHEETS


	December 31, 2021	December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 3,932	$ -
Total current assets	3,932	-
TOTAL ASSETS	$ 3,932	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
CURRENT LIABILITIES		
Loans payable to related parties (noninterest bearing and due on demand)	$ 15,000	$ -
Loans payable to third parties (noninterest bearing and due on demand)	15,000	-
Total current liabilities	30,000	-
LONG-TERM LIABILITIES		
Total long-term liabilities	-	-
TOTAL LIABILITIES	30,000	-
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Common stock; 100,000,000 shares authorized, no par value, as of December 31, 2021, there are 20,000,000 shares outstanding	2,000	-
Additional paid- in capital	-	-
Accumulated deficit	(28,068)	-
Total stockholders' equity (deficiency)	(26,068)	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 3,932	$ -


The accompanying notes are an integral part of these financial statements.


STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and December 31, 2020

	2021	2020
Revenue	$ -	$ -
Operating Expenses:		
Professional and Consulting Fees	22,200	-
Other general and administrative expenses	5,868	-
Total operating expenses	28,068	-
Loss from operations	(28,068)	-
Other income (expenses)	-	-
Loss before provision for income taxes	(28,068)	-
Provision for income taxes	-	-
Net loss	$ (28,068)	$ -
Basic and diluted loss per common share	$ (.00)	$ -
Weighted average common shares outstanding-basic and diluted	20,000,000	-

The accompanying notes are an integral part of these financial statements.

SUPERLINK AMERICA, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and December 31, 2020

	2021		2020	
OPERATING ACTIVITIES				
Net (loss)	$	(28,068)	$	-
Adjustments to reconcile net (loss) to net cash used in operating activities:		-		-
Net cash used in operating activities		(28,068)		-
INVESTING ACTIVITIES				
Net cash used in investing activities		-		-
FINANCING ACTIVITIES				
Issuance of common stock for cash		2,000		-
Proceeds from loans payable to related parties		15,000		-
Proceeds from loans payable to third parties		15,000		-
Net cash provided by financing activities		32,000		-
NET INCREASE (DECREASE) IN CASH		3,932		-
CASH BALANCE, BEGINNING OF PERIOD		-		-
CASH BALANCE, END OF PERIOD	$	3,932	$	-
Supplemental Disclosures of Cash Flow Information:				
Interest paid	$	-	$	-
Income tax paid	$	-	$	-

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
For the years ended December 31, 2021 and December 31, 2020

| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2019	-	-	-	-	-
Net Income (loss) for the year ended December 31, 2020	-	-	-	-	-
Balance at December 31, 2020	-	-	-	-	-
Issuance of shares to founders	20,000,000	2,000	-	-	2,000
Net loss for the year ended December 31, 2021				(28,068)	(28,068)
Balance at December 31, 2021	20,000,000 $	2,000 $	- $	(28,068) $	(26,068)

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

SUPERLINK AMERICA, INC. (the "Company") is a manufacturing corporation incorporated on July 29, 2019 in the state of Georgia.

The Company is currently pre-revenue and pre-operations pending seed rounds of financing and factory setup. As a manufacturing company, there is a significant importance placed on our ability to either lease or purchase a qualifying factory area, as well as obtaining starting equipment to create product samples for product testing and marketing purposes.

The CEO, Seung Ho Cha, filed for a U.S. patent application (no. 17/370,915 titled "One-Touch Connection Device for Connecting Reinforcing Bars") on July 8, 2021. It is currently patent-pending.

The Company plans to file with the Securities and Exchange Commission (the "SEC") a Regulation CF registration statement to raise up to $5,000,000.

Basis of Presentation

These financial statements are expressed in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents

Investments having an original maturity of 90 days or less that are readily convertible into cash are considered to be cash equivalents. For the periods presented, the Company had no cash equivalents.

Income Taxes

In accordance with Accounting Standards Codification (ASC) 740 - Income Taxes, the provision for income taxes is computed using the asset and liability method. The asset and liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

We expect to recognize the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount to be recognized in the financial statements will be the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. As of December 31, 2021, we had no uncertain tax positions. We recognize interest and penalties, if any, related to uncertain tax positions as general and administrative expenses. We currently have no foreign federal or state tax examinations nor have we had any foreign federal or state examinations since our inception. To date, we have not incurred any interest or tax penalties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Financial Instruments and Fair Value of Financial Instruments

We follow ASC Topic 820, *Fair Value Measurements and Disclosures*, for assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 establishes a common definition for fair value to be applied to existing US GAAP that requires the use of fair value measurements that establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC Topic 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:   Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:   Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:   Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. We had no financial assets or liabilities carried at fair value and measured on a recurring or nonrecurring basis during the reporting periods.

Related Parties

A party is considered to be related to us if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include our principal owners, our management, members of the immediate families of our principal owners and our management and other parties with which we may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties, or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests, is also a related party.

Revenue Recognition

Revenue from product sales will be recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed or determinable, (3) collectibility is reasonably assured, and (4) delivery has occurred.

Loss per Share

We compute net loss per share in accordance with FASB ASC 260. The ASC specifies the computation, presentation and disclosure requirements for loss per share for entities with publicly held common stock.

Basic loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options, warrants and convertible securities) outstanding. Dilutive securities having an anti-dilutive effect on diluted net loss per share are excluded from the calculation.

NOTE B - GOING CONCERN

As of December 31, 2021, the Company had $3,932 cash and negative working capital of $26,068. For the year ended December 31, 2021, the Company had no revenues and a net loss of $28,068. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Under ASC 205-40, we have the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future obligations as they become due within one year after the date the financial statements are issued. As required by this standard, our evaluation shall initially not take into consideration the potential mitigating effects of our plans that have not been fully implemented as of the date the financial statements are issued.

Our main concern is the high barrier to entry of the manufacturing sector in the United States. Due to this barrier, we must first raise enough funds for either the lease or purchase of a qualifying factory and starter equipment to create product samples for product testing and marketing purposes. In addition, funds will be needed to create at least one if not more assembly lines, in which its quantity would directly impact our revenue. Until these barriers are surpassed, it would be difficult for the Company to move forward from its current pre-operations and pre-revenue stage.

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the conditions above alleviate the Going Concern uncertainty within one year after the financial statements are issued.

Our plan is as follows:
1. In addition to a Reg CF round, the Company plans to raise funds from other sources.
2. Priority will be given towards obtaining the factory lease or property, starting equipment for product sample creation, and any related fees that must be paid, such as legal fees or product testing fees, in order to best progress towards being fully operational.
3. Connect with potential people, organizations and groups that may express interest in working with the Company or in our products once the Company is operational. The Company believes that having these connections would help the Company in seeking funds, obtaining a client audience, and progressing past the Going Concern uncertainty.

There are no assurances that the Company's plans will be successful. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations.

NOTE C– LOANS PAYABLE TO RELATED PARTIES

As of December 31, 2021, the Company had loans payable to related parties aggregating $15,000 payable to Seung Ho Cha (CEO, Chairman)'s son ($10,000), his wife ($3,000) and Superlink International, LLC, an entity controlled by the Cha family ($2,000). The loans are non-interest bearing and have no repayment terms.

NOTE D – COMMON STOCK ISSUANCES

On March 3, 2021, the Company issued a total of 20,000,000 common shares to Seung Ho Cha (CEO, Chairman) and received the full payment of $2,000 for the shares, at $.0001 per share.

NOTE E - SUBSEQUENT EVENTS

On January 10, 2022, the Company issued a total of 10,000,000 shares of common stock (5,000,000 shares to Company co-founder Nan Hee "Nicole" Cha and 5,000,000 shares to Company co-founder Hyung Sik Kim) at $0.0001 per share for proceeds of $1,000.

On July 2, 2022, the Company filed to amend its Articles of Incorporation, which included changes to its classifications of shares, and it was signed by the State of Georgia on July 20, 2022. The Amended and Restated Articles of Incorporation provides for the authorization of 50,000,000 shares of Preferred Stock and the decrease in authorized shares of common stock from 100,000,000 shares to 50,000,000 shares (of which 10,000,000 shares are Restricted Class A Common Stock, 20,000,000 shares are Restricted Class B Common Stock, and 20,000,000 shares are Class C Common Stock). Restricted Class B Common Stock shareholders are entitled to five (5) votes per share; all other classes of Common Stock shareholders are entitled to one (1) vote per share.

On July 20, 2022, the Company's Board of Directors passed resolutions to re-issue the shares for the co-founders as follows:

Name	Share Class	Number of Shares
Seung Ho Cha (CEO, Chairman)	Restricted Class B Common Stock	20,000,000
Nan Hee "Nicole" Cha (Co-founder, Director)	Restricted Class A Common Stock	5,000,000
Hyung Sik Kim (Co-founder)	Restricted Class A Common Stock	5,000,000

On July 20, 2022, the Company repaid $31,000 in loans with equity, issuing a total of 8,100,000 shares of Class C Common Stock.